One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000  |  Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

September 13, 2017

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.
Draft Registration Statement on Form S-11
CIK No. 0001711799

Dear Mr. Kluck:

This letter sets forth the confidential response of our client, Nuveen Global Cities REIT, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 25, 2017, which provided comments to the Company’s draft registration statement on Form S-11 (the “DRS”) that was confidentially submitted to the SEC on July 28, 2017. The Company has prepared and confidentially submitted herewith Amendment No. 1 to the DRS (“Amendment No. 1”) in response to the comments from the Staff. We have included your comments below, followed by the Company’s responses.

General

1.    Comment: Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Mr. Tom Kluck

September 13, 2017

Response:     The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the SEC prior to use for the duration of the registered offering.

2.    Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:     The Company notes that no written communications of the type described above have been prepared. If and when such written communications are prepared, the Company will supplementally provide copies thereof to the SEC.

3.    Comment: To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:     The Company does not intend to include any graphics, maps, photographs and related captions or other artwork other than the Nuveen logo already included in the prospectus. In the event that the Company determines to include any such items in its prospectus, it will first submit copies to the SEC for review. The Company acknowledges that such graphics and pictorial representations are not to be included in any preliminary prospectus distributed to prospective investors prior to the SEC’s review.

4.    Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:     The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Company’s share repurchase program and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Company has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Mr. Tom Kluck

September 13, 2017

5.    Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:     The Company believes the Company’s share repurchase program (the “Repurchase Plan”) is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. In particular, the Company is relying on the no action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016) which was based on the following factors, each of which is consistent with the Repurchase Plan:

•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class will always be available on the Company’s website and toll-free information line;

•

The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the offering and prospectus supplements disclosing the transaction price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial;

•

The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of shares;

•

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month;

Mr. Tom Kluck

September 13, 2017

•

Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter;

•

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis;

•

Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month;

•

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website;

•

There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops;

•

The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by its board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market; and

•	The Repurchase Plan is open to all stockholders.

The Company notes that, as described in the prospectus, including on page 21 of Amendment No. 1, in connection with Teachers Insurance and Annuity Association of America’s (“TIAA”) agreement to purchase $300 million of shares of the Company’s Class N common stock, the shares purchased by TIAA described are subject to certain limitations on redemption.

6.    Comment: We note your assumption throughout your registration statement that Class T, Class S, Class D, Class I shares each will comprise one-fourth of the shares sold in the primary offering. Please revise your disclosure to explain your basis for this assumption.

Mr. Tom Kluck

September 13, 2017

Response:     The Company notes that it is unable to forecast with a reasonable degree of certainty how much of each share class will be sold in the offering. As a result, the Company has assumed that each class will be sold in equal amounts of 1/4 of the total offering. The Company further notes that disclosure is included on the prospectus cover and in the “Estimated Use of Proceeds” section of the prospectus to state that the “number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly” from what is presented.

7.    Comment: We note your disclosure that the price for shares of your common stock will generally be based on the prior month’s NAV per share and that NAV per share for each class of common stock will be calculated as of the last calendar day of each month following the commencement of the offering. We further note your disclosure on page 9 that your board of directors determined the initial offering price of your shares in its sole discretion. Please revise your disclosure throughout the registration statement where applicable to clarify the initial purchase price for shares of your common stock upon commencement of the offering, how it is determined, and when NAV will first be disclosed for purposes of determining the purchase price.

Response:     The Company has revised the disclosure on page 9 in response to the Staff’s comment. Prior to the commencement of the offering, TIAA will purchase $200 million in shares at $10.00 per share. The Company has updated the applicable disclosures in the prospectus in Amendment No. 1 to reflect that (i) the initial transaction price for shares of its common stock in the public offering will be a dollar amount to be updated prior to the Company’s registration statement being declared effective by the Staff based upon the calculation of the Company’s net asset value and (ii) thereafter, the Company will publish its transaction price monthly pursuant to the procedures described in the prospectus.

8.    Comment: We note that TIAA has agreed to purchase $200 million in shares of Class N common stock prior to the commencement of the offering. Please advise us when this purchase will be completed.

Response:     The Company has not yet established a specific date for the completion of TIAA’s purchase of $200 million of Class N shares, which it expects to occur over time as investments are identified. The Company will update the prospectus in pre-effective amendments to the registration statement on Form S-11 promptly following the purchase of shares by TIAA and any investments made by the Company with the proceeds thereof to include all material information required to be disclosed related thereto.

Prospectus Summary

9.    Comment: We note the disclosure on page 3 regarding HUKPAIF’s valuation and performance. Please remove from the prospectus summary performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary. If you include this disclosure elsewhere in the prospectus, please balance such disclosure by including a description of any adverse business developments experienced by HUKPAIF.

Mr. Tom Kluck

September 13, 2017

Response:     The Company has revised the disclosure on page 3 regarding HUKPAIF to omit information regarding the growth of the fund over time in response to the Staff’s comment. While the Company acknowledges the Staff’s comment regarding valuation, the Company has included information regarding the value of the fund’s real estate portfolio as the Company believes such information will be material to investors’ assessment of TH Real Estate’s experience in managing the direct real estate portion of the fund.

Investment Objectives and Strategies, page 85

Investment Guidelines and Portfolio Allocation Targets, page 87

10.    Comment: We note your disclosure on page 88 that you will seek to invest 80% of your assets in properties including investments in the International Affiliated Funds and up to 20% of your assets in real estate-related assets. Please tell us the percentage of assets that you will seek to be invested in investments in the International Affiliated Funds. We may have further comment.

Response:     The Company currently expects that its investments in the International Affiliated Funds will not exceed 20% of its assets. However, the Company determined it was not appropriate to include this estimate in the prospectus as the percentage of assets it will invest in the International Affiliated Funds is largely dependent on market conditions for the various types of investments the Company will target, as described in the prospectus, and such conditions cannot be forecast with sufficient certainty. As a result, the Company believes that disclosing a specific percentage may be misleading. The Company further notes, as disclosed on page 6 of the prospectus contained in Amendment No. 1, that it is targeting that up to 40% of its total assets less cash will be in investments in real estate located outside of the United States, including its interests in the International Affiliated Funds.

Management, page 100

11.    Comment: Please describe any termination fees that may be payable to your Advisor, dealer manager, or any of their affiliates.

Response:     No termination fees are payable under agreements with the Advisor, the Dealer Manager or any of their affiliates. The Company has revised the descriptions regarding termination of the Advisory Agreement and Dealer Manager Agreement on pages 109 and 202 of the prospectus contained in Amendment No. 1, respectively, to clarify that no termination fees are payable in connection with the termination of these agreements.

Conflicts of Interest, page 119

12.    Comment: We note your reference on page 120 regarding the priority that Other THRE Accounts may have over you with respect to the allocation of investment opportunities. Please expand your disclosure to describe any such priority rights that are in place.

Mr. Tom Kluck

September 13, 2017

Response:     The Company has revised the description of the allocation of investment opportunities on page 122 of the prospectus contained in Amendment No. 1 in response to the Staff’s comment.

13.    Comment: We note your disclosure on page 122 that Other THRE Accounts with similar investment objectives to you engage in material real estate acquisitions each year. Please disclose the number of Other THRE Accounts with similar investment objectives to you that may target overlapping investment opportunities.

Response:     The Company has revised the disclosure on page 124 of the prospectus contained in Amendment No. 1 in response to the Staff’s comment.

Net Asset Value Calculation and Valuation Guidelines, page 125

14.    Comment: We note your disclosure that your process of determining NAV involves the calculation of various components, including the fair value of properties, real estate-related assets, and other assets and liabilities. Please tell us if your NAV disclosure will provide investors with a breakdown of each of these components and supplementally provide us with your template for future NAV disclosures. Please also tell us how often you will provide updated NAV disclosure to investors.

Response:     The Company expects to disclose to investors the portion of its aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities on a quarterly basis in its reports on Form 10-Q and Form 10-K and related prospectus supplements filed with the SEC. The Company has supplementally provided a template of this disclosure herewith.

Prior Performance, page 140

15.    Comment: We note your disclosure on page 140 that the information presented in this section excludes separately managed accounts and co-investment accounts unless otherwise noted. Please provide us your analysis of how you determined that these accounts are not programs under Industry Guide 5. Please also explain how you determined it is not appropriate to present information regarding Henderson UK Property PAIF and the Asia-Pacific Cities Fund in this section.

Response:     Nuveen does not have investment discretion with respect to any separately managed accounts and co-investment accounts that have been omitted from the prior performance information presented. The Company does not believe it is appropriate or material to disclose the performance of vehicles where Nuveen does not have investment discretion, and that presenting prior performance information for those vehicles would be potentially misleading and in contravention of the requirements of Industry Guide 5. Henderson UK Property PAIF is not included because it is not sponsored or managed by Nuveen or TH Real Estate; rather, TH Real Estate serves as the sub-advisor. The Asia-Pacific Cities Fund is not included in the Company’s prior performance disclosures because it has not commenced operations as disclosed on pages 48 and 93 of the prospectus contained in Amendment No. 1.

Mr. Tom Kluck

September 13, 2017

Appendix A: Prior Performance Tables

Table I: Experience in Raising and Investing Funds, page A-2

16.    Comment: Based on the disclosure in the “Prior Performance” section beginning on page 140, it appears that you have other real estate programs with similar investment objectives to you that have closed within the last three years or are open ended. Please tell us how you determined which programs to present in Tables I and II. Please also revise the headings “TREA” and “TRPF” in Table II for consistency with the acronyms defined on page A-2.

Response:     Pursuant to the SEC’s Industry Guide 5 and CF Disclosure Guidance: Topic No. 6, the Company has limited its presentation in Table I to the three most recent programs with investment objectives similar to the Company that have closed within the last three years or are open ended. These programs are USCF, REA and RPF. The Company selected these three open-end programs and excluded the others with similar investment objectives to the Company because (1) PTUSREF closed more than three years ago, (2) NAPF converted in 2015 from an open-end fund to a single-investor separate account and (3) European Cities Fund (“ECF”) focuses on investments located in Europe, and therefore is less representative of the Company’s investment strategy than the three programs included on Table I.

With regard to Table II, PTUSREF is not included because it closed before the three year period ended December 31, 2016. The Company has added to Table II columns for ECF since it is open-end and NAPF since it closed within the three year period ended December 31, 2016. As a result, there are five programs with similar investment objectives included in Table II. The column for “Other programs” has been deleted because Table II, as revised, includes all programs with similar investment objectives that are open-end or have closed during the three year period ended December 31, 2016.

The Company has revised the acronyms in Table II in response to the Staff’s comment.

Table III: Operating Results of Prior Programs

17.    Comment: Please revise Table III to provide distribution data per $1,000 invested, including the total distributions paid, and separately quantify the source of distributions from (i) operations, (ii) sales of properties, and (iii) other sources such as financing.

Response:     The Company has revised Table III in response to the Staff’s comment.

Penn-Muni, page A-5

18.    Comment: In Table III for each of Penn-Muni and NAPF, you present amounts of distributions paid “From all other sources” but do not present amounts for total distributions paid. Please revise to reconcile these line items.

Response:     The Company has revised Table III in response to the Staff’s comment.

Mr. Tom Kluck

September 13, 2017

REA, page A-9

19.    Comment: Please ensure labeling of amounts disclosed is consistent with publicly filed financial information. By way of example, the $565.1 million income (loss) from discontinued operations as disclosed herein appears to reflect investment income, net as disclosed within the Statements of Operations within the TIAA Real Estate Account Form 10-K for fiscal year ended December 31, 2016. Additionally, tell us why you elected to exclude the Net realized and unrealized gains on investments for REA.

Response:     The Company has revised Table III in response to the Staff’s comment. The Company has also added a presentation of Realized gain (loss) on investments for REA to Table III.

Item 33. Recent Sales of Unregistered Securities, page II-1

20.    Comment: Please revise to provide all relevant information required by Item 701 of Regulation S-K for the issuance of unregistered securities to TIAA including the aggregate offering price and the facts relied upon to make the exemption available.

Response:     The Company has revised Item 33 on page II-1 of the prospectus in response to the Staff’s comment.

Exhibit 5.1

21.    Comment: Paragraph 4 on page 2 contains counsel’s assumption that all representations, warranties, statements and information contained in the Documents are true and complete. Please have counsel revise to confine this assumption to factual representations, warranties, statements and information.

Response:     Maryland counsel has revised the referenced assumption on page 2 of Exhibit 5.1 in response to the Staff’s comment.

22.    Comment: We note counsel assumes, upon the issuance of any of the shares of common stock, the total number of shares of each class issued and outstanding will not exceed the total number of shares of that class that the registrant is then authorized to issue under the charter. Please have counsel revise assumption 6 to clarify that you have sufficient authorized shares as of the date of the opinion or advise. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission’s website.

Response:     Maryland counsel has revised assumption 6 of Exhibit 5.1 in response to the Staff’s comment.

Mr. Tom Kluck

September 13, 2017

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

RAT:ck

cc:	Jason Goode, Alston & Bird LLP

William Miller, Nuveen, LLC

Daniel Carey, Nuveen, LLC

Net Asset Value

The purchase price per share for each class of our common stock will generally equal our prior month’s NAV per share, as determined monthly, plus applicable selling commissions and dealer manager fees. Our NAV for each class of shares is based on the net asset values of our investments (including real estate-related assets), the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including the allocation/accrual of any performance participation, and any stockholder servicing fees applicable to such class of shares.

The following table provides a breakdown of the major components of our NAV ($ and shares in thousands, except per share data):

Components of NAV	[ ], 2017
Investments in real property	$
Investments in real estate-related assets
Cash and cash equivalents
Other assets
Debt obligations
Other liabilities
Accrued performance participation allocation
Stockholder servicing fees payable the following month

Net Asset Value	$

Number of outstanding shares

NAV Per Share	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Total
Monthly NAV	$	$	$	$	$
Number of outstanding shares

NAV Per Share	$	$	$	$

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the [            ], 2017 valuations, based on property types. Once we own more than one [            ] property we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	%	%
Industrial	%	%
Office	%	%
Retail	%	%

These assumptions are determined by the Advisor and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Retail Investment Values
Discount Rate	0.25% decrease	+ %	+ %	+ %	+ %
(weighted average)	0.25% increase	( %)	( %)	( %)	( %)

Exit Capitalization Rate	0.25% decrease	+ %	+ %	+ %	+ %
(weighted average)	0.25% increase	( %)	( %)	( %)	( %)

The following table reconciles stockholders’ equity per our consolidated balance sheet to our NAV ($ in thousands):

Reconciliation of Stockholders’ Equity to NAV	[ ], 2017
Stockholders’ equity under U.S. GAAP	$
Adjustments:
Accrued stockholder servicing fee
Organization and offering costs
Unrealized real estate appreciation
Accumulated depreciation and amortization

NAV	$

The following details the adjustments to reconcile GAAP stockholders’ equity to our NAV:

•

Accrued stockholder servicing fee represents the accrual for the full cost of the stockholder servicing fee for Class S, Class D and Class T shares. Under GAAP we accrued the full cost of the stockholder servicing fee as an offering cost at the time we sold the Class S, Class D, and Class T shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid.

•

The Advisor has agreed to advance organization and offering costs on our behalf through the first anniversary of the commencement of this offering. Such costs will be reimbursed to the Advisor pro rata over sixty months following the first anniversary of the commencement of this offering. Under GAAP, organization costs are expensed as incurred and offering costs are charged to equity as such amounts are incurred. For NAV, such costs will be recognized as a reduction to NAV as they are reimbursed ratably over sixty months.

•

Our investments in real estate are presented under historical cost in our GAAP consolidated financial statements. As such, any increases in the fair market value of our investments in real estate are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate are recorded at fair value.

•

In addition, we depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.